Filed Pursuant to Rule 433 Registration No. 333-212571
Notes

	Notes Linked to the Common Stock of Apple Inc.	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Barclays Bank PLC (“Barclays”)
Principal Amount	$10.00 per unit
Term	Approximately one year and two weeks
Underlying Stock	Common stock of Apple Inc. (the “Underlying Company”) (NASDAQ symbol: “AAPL”)
Conditional Payment	[$1.50 to $1.90] per unit, a [15% to 19%] return over the principal amount, to be determined on the pricing date.
Payout Profile at Maturity

•                   A fixed payment equal to the principal amount plus the Conditional Payment if the Underlying Stock is flat or increases

•                   1-to-1 downside exposure to decreases in the Underlying Stock, with 100% of your investment at risk

Investment Considerations

This investment is designed for investors who anticipate that the Underlying Stock will not change or will increase moderately over the term of the notes, and are willing to accept a fixed return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/312070/000110465917002731/a17-1262_43fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•     Depending on the performance of the Underlying Stock as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•     Payments on the notes, including repayment of principal, are subject to the credit risk of Barclays and to the exercise of any U.K. Bail-in Power or any other resolution measure by the relevant U.K. resolution authority. If Barclays becomes insolvent, is unable to pay its obligations, or any other resolution measure is exercised, you may lose your entire investment.

•     Your investment return is limited to the return represented by the Conditional Payment and may be less than a comparable investment directly in the Underlying Stock.

•     The initial estimated value of the notes on the pricing date will be less than their public offering price.

•     If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•     You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the Underlying Company.

•     The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and have not verified any disclosure made by the Underlying Company. The Underlying Company will have no obligations relating to the notes.

•     The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Barclays Bank PLC (Barclays) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that Barclays has filed with the SEC for more complete information about Barclays and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Barclays’s Central Index Key, or CIK, on the SEC website is 312070. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-800-294-1322. Barclays faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.